Independent valuation of Rockwell Diamonds confirms significant upside potential for shares and provides update on private placement

July 20, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the results of an independent valuation of the Company and the support of a key strategic shareholder in the current private placement. The valuation, dated February 28, 2011, was conducted by Jennifer Lucas, MBA, CBV, ASA, of Evans & Evans Inc. following an in depth review of the Company’s publicly available information and filings in addition to interviews with management from which it gained an understanding of the history, background and future growth plans.

Results of Independent Valuation:

“We have a sound understanding of our resources and have published a technical report for each of our properties,” said James Campbell, CEO, Rockwell. “Having completed a strategic review of the business at the beginning of this year, we have a full understanding of what we need to do to improve our financial performance. We are totally committed to sustainably improving our diamond recovery and thus accreting revenue and profitability in order to close the value gap.”

Rockwell was valued on a going concern basis using a weighted average of three valuation techniques at February 28, 2011 (“valuation date”):

  A trading price method utilizing the average trading price of Rockwell for the 10 and 90 days preceding the valuation date;
  A guideline public company method comparing Rockwell’s average dollar value per enterprise value of reserves and resources to a peer group of eight listed diamond mining companies; and
  An adjusted book value method using discounted cashflow of the underlying operations.

The underlying discount rates and fair market value of Rockwell’s operations and development properties based on the discounted cash flow method are as follows:

Operation		Discount rate (%)	Value range
Fair Market Value*	Wouterspan	25.36 to 28.96	$47.4 million to $54.8 million
	Tirisano	25.36 to 28.96	$17.6 million to $20.0 million
	Klipdam	22.36 to 24.96	$3.6 million
	Holpan	22.36 to 24.96	$281,000

	Niewejaarskraal	25.36 to 28.96	$37.4 million to $42.5 million
	Saxendrift	22.36 to 24.96	$15.5 million to $16.1 million
	Resource properties		$121.9 million to $137.3 million
Adjusted book value**			$149.5 million to $165.0 million

*	74% of mine

**	Adjustments to balance sheet of Rockwell to evaluate fair value of net assets at February 28, 2011

The range of fair market value for Rockwell was determined to be $62.0 million to $69.1 million, based on a weighted combination of the three valuation methods described above:

Valuation method	Midpoint of fair market value	Weighting	Value	Weighting	Value
Trading price method	$25,280,000	40%	$10,112,000	40%	$10,112,000
Guideline public company method	$15,800,000	30%	$4,740,000	25%	$3,950,000
Adjusted book value method	$157,250,000	30%	$47,175,000	35%	$55,037,500
Total			$62,000,000		$69,100,000

Update on private placement:

Rockwell’s strategic partnership with Daboll Consultants Ltd, an affiliate of the Steinmetz Diamond Group continues to strengthen. Steinmetz has recognized the inherent value in Rockwell with a subscription amounting to $5 million in the current private placement at a price of $0.75 per share (or 5 cents per share prior to the 15:1 consolidation).

“Our strategic partnership with Rockwell continues to grow from strength to strength. We have committed significant capital to the current capital raising initiatives which clearly demonstrates that we have complete confidence in their investment plans to improve the production profile,” explains Ori Temkin, CEO of Steinmetz Diamond Group.

“Our long standing strategic partner has identified that Rockwell presents an excellent investment opportunity as our stock is currently trading at a fraction of the value of its underlying assets, based on the Company’s future cash generation potential”, stated Campbell. “The significant capital that Daboll has committed to Rockwell’s private placement, together with the funds being raised from institutional and private investors as well as directors of the Company, will enable us to continue with our investment plans so that Rockwell can deliver on its potential.”

Subscriptions for the private placement are expected to close by July 22, 2011 with a special shareholders’ meeting to approve the transaction scheduled for August 25, 2011. Further announcements will made in due course.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

About Steinmetz Diamond Group:

‘Creators of the world finest diamonds’, With seven decades of expertise and heritage in the diamond industry, the company has a diversified interest in the diamond business - providing rough and polished diamonds to our customers around the world, cutting and polishing rough diamonds in Botswana, South Africa, Namibia and New York.

Steinmetz is known for its leadership in rare and exceptional diamonds as well as creation of unique high-end jewelry.

Some of the famous diamonds crafted by Steinmetz are the 203.04 carats, De Beers Millennium Star and the magnificent Steinmetz Pink – 59.60 carats, flawless fancy vivid pink diamond.

The group marketing arm has been innovative and creative through special exhibitions at the Smithsonian in Washington as well as ‘Diamonds’ at the Natural History museum in London. Steinmetz is a proud sponsor of Formula 1 team Vodafone McLaren Mercedes and holds annually the Monaco GP Flawless Engineering Weekend.

The main administrative offices are based in Geneva, Switzerland with a global presence in Antwerp, Tel Aviv, London, New York, Chicago, Dubai, Mumbai, Hong Kong, Johannesburg, Gaborone and Windhoek.

For more information, visit www.steinmetzdiamonds.com

Evans & Evans valuation parameters

The summary of the Comprehensive Valuation Report (“Valuation’) is qualified in its entirety by the full text of the Valuation. The analyses conducted by Evans & Evans, as described in the Valuation, should be considered as a whole. To focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Valuation.

In connection with the preparation of the Valuation, Evans & Evans relied upon financial and other information, data, advice, opinions and representations obtained by Evans & Evans from public sources or provided to Evans & Evans by Rockwell or otherwise pursuant to the engagement of Evans & Evans. The Valuation is conditional upon the facts or representations that were relied upon. Subject to the exercise of their professional judgment and except as expressly described in the Valuation, Evans & Evans did not attempt to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations.

The Valuation has been prepared on the basis of securities markets as well as economic and general business and financial conditions prevailing as at June 30, 2011 and on the condition and prospects, financial or otherwise, of Rockwell as reflected in the information and documents reviewed by Evans & Evans and as represented by executive officers and operating management of Rockwell.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.